Aaron D. McGeary, LAW CORPORATION
405 Airport Fwy., Suite 5, Bedford, Texas 76021
817.282.5885 (phone)
817.2525886 (fax)

10/31/2006

Jason Wynn
Assistant Director
Financial Services Group
U.S. Securities and Exchange Commission
Washington, D.C. 20549 - 7010

Re:	FLOMO RESOURCES, INC
Registration Statement on Form SB –1
Filed September 22, 2006
File No. 333-137520

Dear Mr. Wynn,

In response to you letter of October 23, 2006, Flomo Resources, Inc. has made changes to its filing. Our comments are keyed to your comments and provide the requested information.

General

1. We have revised our disclosure to include changes to all affected discourse throughout the document.

2. We have updated our disclosure to the most recent practicable date.

Risk Factors

3. We have eliminated the suggestion under this heading that we have not disclosed all known material risks.

4. We have revised our risk factors to make clear that we have no revenues from operations, no ongoing mining operations, and only a remote chance of ever reaching development stage.

5. We have eliminated language that tended to mitigate the risks we have discussed. We have revised our document to state each risk plainly.

6. We have revised our statement to include only risks that are pertinent to our industry.

Since our sole executive and director is not a resident of the United States…,page 9

7. Mr. Gin resides in Vancouver. Our Agent for Service, Aaron McGeary, lives in Texas. We have included a risk relative to Mr. Gin’s ability to perform his duties.

Because our sole executive officer has other business interests…, page 9

8. Mr. Jason Gin devotes fewer than 20 hours per month to the affairs of the Company.

Compliance with environmental considerations and permitting…,page10

9. We have revised our disclosure to reference the Mining Act of British Columbia.

If we do not conduct mineral exploration on our minerals claims…,page 11

10. We have revised our disclosure to include in this risk factor the work commitment requirements.

Because of our limited resources… page 11

11. We have revised our discussion to limit our discussion to that of an exploration stage enterprise.

We will need to raise additional capital…,page 11

12. We have revised this risk to indicate that all of the proceeds of this offering will be going to Mr. Gin and none will be going to the development of the company.

Plan of Distribution, page 14

13. We have referred to Corporation Finance Telephone Interpretation A.65, as per your suggestion and have amended the fifth bullet point regarding short sales of or common stock to read: “Short sales after the effective date of the registration statement [emphasis added] that are not violations of the laws and regulations of any state of the United States”

Sales Pursuant to Rule 144, page 15

14. To better explain the significance of Rule 144, we have added information from the SEC website which describes in plain English the regulations pertaining to Rule 144.

Business of the Issuer, page 16

Glossary of Mining Terms, page 16

15. We have revised to ensure that the reader who has no prior mining experience or geological experience should be able to understand our disclosure. We have deleted technical descriptions where these descriptions do not contribute to an understanding of the economic significance of the Jewel Gold Property and its exploration for gold and copper.

Plan of Operations, page 27

16. As per your comments, we have

  We have identified the author of the geological report
  Named the preparer as an expert
  Filed as an exhibit the preparer’s consent to be being named as an expert
  Provided you with a copy of the geological report; and
  Disclosed, under “Business of the Issuer” the conclusion of the geological report.

Plan of Operations, page 28

17. We have disclosed under this heading that we do not have sources available for the financing necessary to conduct our plan of operations.

Liquidity and Capital Resources, page 28

18. We have revised our discussion under this heading to reflect the $20,000 cash received from the issuance of our stock as financing activity.

Directors, Executive Officers and Significant Employees, page 29

19. We have added a complete description of Jason Gin’s employment history for the past 5 years as per the requirements of Item 401(a) of Regulation S-B.

Statement of Operations, page 36

20. We have revised our disclosure under this heading to include the time frame covered by this statement.

21. We have revised our basic and diluted (loss) per share entry to the nearest penny.

Statement of Cash Flows, page 37

22. Flomo has recognized the acquisition of the Jewel Gold Property as an impairment loss consistent with FAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

23. In MANAGEMENTS PLAN OF OPERATIONS, LIQUIDITY AND CAPITAL RESOURCES, we have revised our disclosure to describe in detail our recognition of Jewel Gold Property as an impairment of a long-lived asset by declaring that amount as a loss in income from operations in accordance with our interpretation and our auditor’s interpretation of FASB 144.

Footnotes to Financial Statements

Note 1 – Organization and Description of Business, page 39

24. We have revised our statement to eliminate reference to "development" and production” here and throughout our statement.

Note 2. – Summary of Significant Accounting Polices

Mineral Properties, page 41

25. We have revised our footnotes under this heading to eliminate disclosure of the budget and assays for the Jewel Gold prospect.

26. A properly worded consent from our independent accountant has been included in our amended filing.

If you have any questions or concerns, please feel free to contact us anytime,

Aaron D. McGeary
405 Airport Fwy.
Suite 5, Bedford, Texas 76021
817.282.5885 (phone)
817.2525886 (fax)